1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
William J. Bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

July 20, 2017

VIA EDGAR

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pomona Investment Fund

(File Nos. 333-198176; 811-22990)

Dear Ms. Miller:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided telephonically on June 21, 2017, relating to Post-Effective Amendment No. 5 to the registration statement (the “Registration Statement”) on Form N-2 of Pomona Investment Fund (the “Fund”) under the Securities Act of 1933, as amended, and Amendment No. 10 to the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed on June 8, 2017. Undefined capitalized terms used below have the same meaning as given in the Registration Statement.

GENERAL:

1.	Comment: Please confirm that the Fund will file as an exhibit to a post-effective amendment to the Registration Statement a consent to the use of the report of the Fund’s independent registered public accounting firm relating to the Fund’s audited financial statements, as required by Item 25 of Form N-2.

Response: The Fund hereby confirms that it will file such consent in a post-effective amendment to the Registration Statement.

FINANCIAL STATEMENTS (ANNUAL REPORT):

2.	Comment: In reference to the Staff’s prior comment, as described in the Fund’s letter to the Staff dated September 16, 2016, please explain whether the Fund’s interests in private equity funds are restricted securities. To the extent that any of the Fund’s investments are

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Ms. Megan Miller
July 20, 2017

comprised of restricted securities, please include the disclosure required by Section 12-12 of Regulation S-X.

Response: The Fund appreciates the Staff’s comment and hereby undertakes to include such disclosure in the Fund’s financial statements going forward.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:	Joel Kress, Pomona Investment Fund
Ryan Levitt, Pomona Investment Fund
Jeffrey S. Puretz, Dechert LLP